UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                For July 17, 2003

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -----

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                   PRECISION DRILLING CORPORATION



                                   Per: /s/ Jan M. Campbell
                                        ---------------------------------------
                                        Jan M. Campbell
                                        Corporate Secretary



Date:  July 17, 2003

                                  NEWS RELEASE


FOR IMMEDIATE RELEASE

Calgary, Alberta, Canada - July 17, 2003


                    PRECISION DRILLING CORPORATION ANNOUNCES
                       INTERNATIONAL PLATFORM RIG CONTRACT


Precision Drilling Corporation, through its Precision Drilling International division, announces it has been awarded a contract to fabricate, mobilize and operate a new-build platform drilling rig offshore India.

The contract, awarded by Niko Resources Ltd of Calgary, Alberta will require drilling up to 28 wells from a newly built steel platform owned by the joint venture on the Hazira Block offshore, West Coast of India. The contract drilling will commence first quarter 2004. This will be the second drilling rig that Precision Drilling International has operating in India having commenced operations in September 2002 with its Super Single Rig 709 land drilling rig, also in the Gujarat State.

Certain statements contained in this news release, including statements which may contain words such as "expect, "believe" and similar expressions and statements relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of Precision to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas and related products and services; competition; political and economic conditions in countries in which Precision does business; the demand for services provided by Precision; changes in laws and regulations, including environmental, to which Precision is subject and other factors which are described in further detail in Precision's filings with the Securities and Exchange Commission.

Precision, headquartered in Calgary, Alberta, Canada, is the largest Canadian integrated oilfield and industrial services contractor. Precision Drilling Corporation is listed on The Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

FOR FURTHER INFORMATION, PLEASE CONTACT DALE E. TREMBLAY, SENIOR VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER, 4200, 150 - 6TH AVENUE S.W., CALGARY, ALBERTA, T2P 3Y7; TELEPHONE: (403) 716-4500; FAX: (403) 264-0251; WEBSITE:
WWW.PRECISIONDRILLING.COM.